Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase (as defined below), dated August 17, 2017, and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Offeror (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Offeror.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

ShoreTel, Inc.

at

$7.50 Net Per Share

Pursuant to the Offer to Purchase dated August 17, 2017

by

Shelby Acquisition Corporation

a wholly-owned subsidiary of

Mitel US Holdings, Inc.

a wholly-owned subsidiary of

Mitel Networks Corporation

Shelby Acquisition Corporation (the “Offeror” or “we”), a Delaware corporation and a wholly-owned subsidiary of Mitel US Holdings, Inc. (“Parent”), a Delaware corporation and a wholly-owned subsidiary of Mitel Networks Corporation (“Mitel”), a Canadian corporation, is offering to purchase all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.001 per Share, of ShoreTel, Inc. (“ShoreTel”), a Delaware corporation, at a purchase price of $7.50 per Share (the “Offer Price”), net to the seller in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 17, 2017 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, in accordance with the Merger Agreement described below, collectively constitute the “Offer”). Following the consummation of the Offer, and subject to the conditions described in the Offer to Purchase, the Offeror intends to effect the Merger described below.

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 18, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The purpose of the Offer is for Parent to acquire control of, and all of the outstanding equity interests in, ShoreTel.

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of July 26, 2017, by and among Parent, the Offeror, ShoreTel and, solely with respect to the matters set forth in Section 1.1(i), Section 5.8, Section 5.10, Section 8.15(a) and Section 8.17 thereof, Mitel (as it may be amended from time to time in accordance with its terms, the “Merger Agreement”). The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions, the Offeror will merge with and into ShoreTel (the “Merger”), pursuant to Section 251(h) of the General Corporation Law of the State

of Delaware (the “DGCL”) with ShoreTel surviving as a direct wholly-owned subsidiary of Parent and an indirect wholly-owned subsidiary of Mitel. As a result of the Merger, the Shares will cease to be publicly traded. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding (other than (i) Shares owned by ShoreTel as treasury stock, or any subsidiary of ShoreTel, or owned by Mitel and its subsidiaries (including any Shares acquired by the Offeror in the Offer), in each case, both at the commencement of the Offer and immediately before the Effective Time, and (ii) Shares owned by any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) will be converted automatically into and will thereafter represent only the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable withholding tax. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions”.

If, as a result of the Offer, the Offeror holds Shares that represent at least one Share more than 50% of all the issued and outstanding Shares, Parent, the Offeror and ShoreTel will, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, as soon as practicable, consummate the Merger (but in any event no later than the date of, and immediately following, the payment for the Shares tendered in the Offer) under the provisions of Section 251(h) of the DGCL without prior notice to, or any action by, any other stockholder of ShoreTel. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

The Offer is conditioned upon, among others things, the following: (1) the number of Shares validly tendered (and not properly withdrawn) prior to the expiration of the Offer (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6) of the DGCL), together with any Shares then owned by the Offeror, representing at least one Share more than 50% of the then outstanding Shares (the “Minimum Condition”); (2) the expiration or termination of any applicable waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and certain telecom approvals set out in the Merger Agreement having been obtained; (3) the absence of any order (whether temporary, preliminary or permanent) issued by a governmental authority and remaining in effect that makes the tender support agreements entered into by and among each of the directors and executive officers of ShoreTel and Parent and the Offeror, the Offer, the Merger or any of the other Transactions illegal or otherwise prevents the consummation thereof, and the absence of an applicable law that would make the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger, illegal or violate any law; (4) the absence, since the date of the Merger Agreement, of any fact, state of facts, change, event, development, circumstance, occurrence or effect that, individually, or in the aggregate, has had a Company Material Adverse Effect (as defined in the Merger Agreement); (5) the accuracy of ShoreTel’s representation that it will have unrestricted cash on its balance sheet equal to $95 million until September 30, 2017, $90 million after September 30, 2017 and on or before October 31, 2017, and $85 million after October 31, 2017; and (6) the completion of a 15 consecutive business day marketing period for the Offeror’s debt financing in accordance with the Merger Agreement. The Offer is also subject to other conditions as described in the Offer to Purchase.

The term “Expiration Time” means 5:00 P.M., September 18, 2017, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Time” means such subsequent date, or earlier terminated in accordance with the terms of the Merger Agreement.

On July 26, 2017, the Board of Directors of ShoreTel (the “ShoreTel Board”) (1) determined and declared that the Offer, the Merger and the other Transactions are fair to and in the best interests of ShoreTel stockholders, (2) in accordance with the DGCL, approved the terms and conditions of the Merger Agreement and the Transactions, declared it advisable that ShoreTel enter into the Merger Agreement and consummate the Transactions, and authorized the execution, delivery and performance of the Merger Agreement, (3) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and

(4) resolved to recommend that ShoreTel’s stockholders (other than Parent and its subsidiaries) accept the Offer and tender their Shares in the Offer.

The Merger Agreement provides that, subject to the parties’ respective termination rights in the Merger Agreement, the Offer will be extended as follows: (1) if at the then-scheduled Expiration Time, any of the Offer conditions have not been satisfied or waived, in order to permit the satisfaction of such Offer conditions, the Offeror may, in its sole discretion (and without the consent of ShoreTel or any other person), and if requested by ShoreTel, is required to extend the Offer on one or more occasions in consecutive periods of up to ten business days each, the length of each such period to be determined by Parent in its sole discretion (or such longer period as Parent and ShoreTel may agree), but not beyond November 23, 2017 or such later date as may be extended pursuant to the Merger Agreement (the “Termination Date”); (2) the Offeror will extend the Offer for any period required by applicable law, including any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or the staff thereof or the rules of the NASDAQ Global Select Market; (3) if, at the then-scheduled Expiration Time, ShoreTel, on the one hand, or Parent or the Offeror, on the other hand, brings or has brought any legal action to enforce specifically the performance of the terms and provisions of the Merger Agreement by the other parties thereto, the Offer will be extended for the period during which such action is pending or by such other time period established by the governmental authority presiding over such action (but not beyond the Termination Date); and (4) the Offeror may, in its sole discretion, extend the Offer on one occasion for up to ten business days, the length of such period to be determined by Parent in its sole discretion (or such longer period as may be agreed by Parent and ShoreTel) (but not later than the Termination Date) if, at the then-scheduled Expiration Time the full amount of the debt financing has not been funded and will not be available to be funded at the consummation of the Offer and at the consummation of the Merger.

The Offeror is not, however, required to extend the Offer beyond 5:00 P.M., New York City time, on the Termination Date. The Termination Date is November 23, 2017, except that, if the marketing period for Parent’s debt financing has commenced but not yet been completed by 5:00 P.M., New York City time, on the Termination Date, the Termination Date may be extended by Parent until 5:00 P.M., New York City time, on the fifth business day following the final date of the marketing period.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Time of the Offer. We expect the Merger to occur without a “subsequent offering period” within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Offeror expressly reserves the right to increase the Offer Price, waive any condition to the Offer (other than the Minimum Condition) or to make any other changes in the terms and conditions of the Offer. However, pursuant to the Merger Agreement, the Offeror has agreed that it will not, without the prior written consent of ShoreTel, (1) reduce the maximum number of Shares sought to be purchased in the Offer, (2) reduce the Offer Price or change the form of consideration payable in the Offer, (3) change, modify or waive the Minimum Condition or Termination Condition (as defined in the Offer to Purchase), (4) impose conditions to the Offer that are different than or in addition to the existing conditions set forth in the Merger Agreement, (5) modify or amend any existing condition to the Offer in a manner that is adverse to the holders of the Shares (other than in an immaterial respect), (6) extend or change the Expiration Time, except as required or permitted by the Merger Agreement, (7) provide for any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act or (8) otherwise amend, modify or supplement the Offer in any manner adverse to the holders of the Shares or in any manner that materially delays or unreasonably interferes with, hinders or impairs the consummation of the Offer.

In order to tender your Shares in the Offer, you must (1) follow the procedures described in the Offer to Purchase or (2) if your Shares are held through a broker, dealer, commercial bank, trust company or other nominee, contact such nominee and request that they effect the transaction for you and tender your Shares. If your Shares are held through a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares. We are not providing for guaranteed delivery procedures.

For purposes of the Offer, the Offeror will be deemed to have accepted for payment and thereby to have purchased Shares validly tendered and not validly withdrawn if and when the Offeror gives oral or written notice to Computershare Trust Company N.A. (the “Depositary and Paying Agent”) of its acceptance for payment of those Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by depositing the Offer Price for those Shares with the Depositary and Paying Agent, which will act as agent for tendering stockholders for the purpose of receiving payments from the Offeror and transmitting such payments to tendering stockholders. If the Offeror extends the Offer, is delayed in its acceptance for payment of Shares (whether before or after its acceptance for payment of Shares) or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Offeror’s rights under the Offer and the Merger Agreement, the Depositary and Paying Agent may retain tendered Shares on the Offeror’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Time, and, if not previously accepted for payment at any time, after October 15, 2017, the date that is 60 days after the date of the commencement of the Offer, pursuant to SEC regulations. For your withdrawal to be effective, a written (or, with respect to “eligible institutions” (as described in the Offer to Purchase), a facsimile transmission) notice of withdrawal with respect to the Shares must be timely received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an eligible institution, unless those Shares have been tendered for the account of any eligible institution. If Shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary and Paying Agent, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary and Paying Agent prior to the physical release of such certificates. If you tender Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender or withdrawal of Shares will be determined by the Offeror (which may delegate power in whole or in part to the Depositary and Paying Agent) in its sole and absolute discretion, which determination will be final and binding absent a finding to the contrary by a court of competent jurisdiction. The Offeror also reserves the absolute right to waive any defect or irregularity in the tender or withdrawal of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender or withdrawal of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Parent, the Offeror or any of their respective affiliates or assigns, the Depositary and Paying Agent, Alliance Advisors, LLC (the “Information Agent”), or any other person will be under any duty to give notification of any defects or irregularities in any tender of Shares or notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the Expiration Time.

The receipt of cash in exchange for Shares pursuant to the Offer and the Merger generally will be taxable for U.S. federal income tax purposes, generally will be taxable under applicable state and local tax laws, and may be taxable under other tax laws. All ShoreTel stockholders should consult with their tax advisors as to the particular tax consequences to them of the Offer and the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Upon the request of the Offeror, ShoreTel has provided to the Offeror its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase, the related Letter of Transmittal and ShoreTel’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the ShoreTel Board and the reasons therefor) and the other documents to which such documents refer contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent at its address and telephone number set forth below and will be furnished promptly at the Offeror’s expense. Neither Parent nor the Offeror will pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee (other than to the Depositary and Paying Agent and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

200 Broadacres Drive, 3rd Floor

Bloomfield, NJ 07003

Banks, Brokers and Shareholders

Call Toll-Free: (833) 501-4817

Email: reorg@allianceadvisorsllc.com

August 17, 2017

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